SECRETARY’S CERTIFICATE

The undersigned, Kent Barnes, Secretary of the 83 Investment Group Income Fund, a Delaware statutory trust (the “Fund”), does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Fund’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, which is attached hereto as Exhibit B, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Fund, and has custody of the corporate records of the Fund and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Trustees of the Fund, including a majority of the Board of the Trustees who are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Bond on September 25, 2025.

4.	Premiums will be paid for the period November 15, 2025 to November 15, 2026.

/s/ Kent Barnes
Kent Barnes
Secretary of the Trust

Exhibit A

Approval of Fidelity Bond and D&O/E&O Insurance

RESOLVED, that the appropriate officers of the Fund is authorized and directed to take and/or ratify all necessary action for the Fund to purchase fidelity bond coverage (“Fidelity Bond”) and a Trustees and Officers/Errors and Omissions (“D&O/E&O”) liability insurance policy consistent with the materials presented at this Meeting; and be it

FURTHER RESOLVED, that it is the finding of the Board that the Fidelity Bond covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-l under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio; and be it

FURTHER RESOLVED, that the Fidelity Bond is approved by a vote of the Board (all Trustees voting) and separately by a majority of the Independent Trustees; and be it

FURTHER RESOLVED, that the Secretary of the Fund shall file, or arrange for the filing of, the Fidelity Bond with the Securities and Exchange Commission and shall give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act.

Exhibit B

PREMIUM BILL

Date: October 24, 2025

Insured:	83 INVESTMENT GROUP INCOME FUND

Producer:	ALLIANT INSURANCE SERVICES INC
32 OLD SLIP FLOOR 29
NEW YORK, NY 100053504

Company:	Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number:	J06804433

Policy Period:	11-15-2025 to 11-15-2026

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06804433

Product	Effective Date	Premium
Financial Institution Bond for Investment Companies	11-15-2025	$2,379.00

TOTAL POLICY PREMIUM	$2,379.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)

Financial Institution Bond For Investment Companies

DECLARATIONS Name of Assured: 83 INVESTMENT GROUP INCOME FUND Address of Assured: 27200 AGOURA ROAD STE 200 CALABASAS, CA 91301

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock insurance company, herein called the Company

One American Square 202 N Illinois Street, Suite 2600
Indianapolis, IN 46282

Bond Number: J06804433

Item 1.	Bond Period:	From:	November 15, 2025
		To:	November 15, 2026
At 12:01 A.M. local time at the Address of Assured.

Item 2.	Single Loss Limits Of Liability – Deductible Amounts:

	Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1.	Employee	$600,000	$0
2.	On Premises	$600,000	$25,000
3.	In Transit	$600,000	$25,000
4.	Forgery Or Alteration	$600,000	$25,000
5.	Extended Forgery	$600,000	$25,000
6.	Counterfeit Money	$600,000	$25,000
7.	Computer System Fraud	$600,000	$25,000
8.	Claims Expense	$10,000	$0
9.	Audit Expense	$10,000	$0
10.	Uncollectible Items Of Deposit	$600,000	$25,000
11.	Voice Initiated Funds Transfer Instruction	$600,000	$25,000
PF-52903D (08/21)	Page 1 of 2

Financial Institution Bond For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary	President

October 24, 2025
Date	Authorized Representative
PF-52903D (08/21)	Page 2 of 2